Exhibit 99.2

MEDIWOUND LTD.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 12, 2014
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sharon Malka and Yaron Meyer and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of MediWound Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, May 12, 2014, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company at 42 Hayarkon Street, Yavne 8122745, Israel at 5:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MEDIWOUND LTD.

June 12, 2014

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at - http://ir.mediwound.com/annuals-proxies.cfm

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES TO DIRECTORS LISTED IN PROPOSAL 1 AND PROPOSAL 2, AND
“FOR” PROPOSAL 3..
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
Directions (Proposals 1 and 2)
If you possess a Personal Interest (as described in the Proxy Statement) in the approval of either of Proposals 1 or 2 and wish to vote “For” or “Against” any such proposal, you should not fill out your vote for such proposal(s) in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact Yaron Meyer, the Company’s General Counsel, at + 972 8 932 4010 or (Fax; +972 8 932 4011), who will advise you as to how to submit your vote for those proposal(s).  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest in any such proposal, you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.
1.	To elect Ms. Sarit Firon as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”)	☐	☐	☐
2.	To elect Dr. Abraham Havron as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law.	☐	☐	☐
3.
To cancel NIS 7,554.92 of the Company's authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares and amend the Company’s Amended and Restated Articles of Association accordingly.
		☐	☐	☐
By filling out and returning this proxy card with respect to Proposals 1 and 2 above, the undersigned hereby confirms (whether voting "For" or "Against" any such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of any such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” any such proposal, you should not fill out your vote for such proposal(s) and should instead follow the "Directions" opposite.

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.